From: Dubey, Anu
To: Waller, Jack
Subject: FW: ACCELERATION REQUEST for Miller/howard Funds Trust N-1A
Date: Tuesday, December 22, 2015 12:42:35 PM

From: Spratt, Michael J.
Sent: Tuesday, December 22, 2015 11:05 AM
To: Shaffer, Michael J.
Cc: Dubey, Anu; Eskildsen, Chad D.
Subject: RE: ACCELERATION REQUEST for Miller/howard Funds Trust N-1A

Effective today at 11am.

From: Shaffer, Michael J.
Sent: Tuesday, December 22, 2015 11:02 AM
To: Spratt, Michael J.
Cc: Dubey, Anu
Subject: FW: ACCELERATION REQUEST for Miller/howard Funds Trust N-1A

From: Eskildsen, Chad D.
Sent: Tuesday, December 22, 2015 11:00 AM
To: Shaffer, Michael J.
Cc: Dubey, Anu
Subject: FW: ACCELERATION REQUEST for Miller/howard Funds Trust N-1A

From: Dubey, Anu
Sent: Tuesday, December 22, 2015 10:59 AM
To: Eskildsen, Chad D.
Subject: ACCELERATION REQUEST for Miller/howard Funds Trust N-1A

Miller/Howard Funds Trust has requested acceleration of the following registration
statements for TODAY.

Miller/Howard Funds Trust	N-1A/A	333-207738	12/21/2015	0001657267	0000947871-15-000878
Miller/Howard Funds Trust	N-1A/A	333-207738	12/09/2015	0001657267	0000947871-15-000867
Miller/Howard Funds Trust	N-1A	333-207738	11/02/2015	0001657267	0000947871-15-000779

The NRSI is OK. The Series and Class IDs are OK. The interim disposition code has been set for
all 3 of the filings.